EXHIBIT 15.3

IQSTEL INC.

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma combined financial statements give effect to the acquisition of Swisslink Carrier AG (“Swisslink”).

Page
Unaudited Pro Forma Consolidated Balance Sheet as of June 30, 2019	2
Unaudited Pro Forma Consolidated Statement of Operations for the Six Months Ended June 30, 2019	3
Unaudited Pro Forma Consolidated Statement of Operations for the Year Ended December 31, 2018	4

IQSTEL INC.

Unaudited Pro Forma Condensed Combined Balance Sheet

As of June 30, 2019

	iQSTEL Inc	SwissLink Carrier AG	Proforma Adjustments		Proforma As Adjusted
				Notes
Assets
Current Assets
Cash	$80,486	$224,844	$-		$255,330
Accounts receivable, net	1,596,925	1,269,500	-		2,866,425
Due form related parties	272,121	-	-		272,121
Prepaid and other current assets	109,079	102,571	(50,000)	4(a)	211,650
Total Current assets	2,058,611	1,596,915	-		3,605,526

Deferred tax assets	-	416,734	-		416,734
Property and equipment, net	265,826	12,253	-		278,079
Goodwill	-	-	1,468,967	4(a)	1,468,967
Total Assets	$2,324,437	$2,025,902	$1,418,967		$5,769,306

Liabilities and Shareholders' Deficit
Current Liabilities
Accounts payable	$1,038,781	$1,249,226	$-		$2,288,007
Due to related parties	40,631	-	-		40,631
Loans payable	106,191	-	-		106,191
Loans payable - related parties	90,787	-	-		90,787
Convertible notes - net of discount of $597,124	508,876	-	-		508,876
Other current liabilities	394,030	89,699	-		483,729
Derivative liabilities	2,560,212	-	-		2,560,212
Total Current Liabilities	4,739,508	1,338,925	-		6,078,433

Convertible notes - net of discount of $58,631	1,369	-	-		1,369
Loan	-	252,508	-		252,508
Loan - shareholder	-	2,188,367	-		2,188,367
Employee benefits	-	146,037	-		146,037
Total Liabilities	4,740,877	3,925,837	-		8,666,714

Stockholders’ Deficit
Preferred stock: 8,500,000 authorized; $0.0001 par value - no shares issued and outstanding	-	-	-		-
Common stock: 2,000,000,000 authorized; $0.001 par value 15,475,916 shares (pre-adjustment) and 15,819,428 share (post-adjustment) shares issued and outstanding	15,476	-	343	4(a)	15,819
Share capital	-	102,400	(102,400)	4(b)	-
Additional paid in capital	1,745,291	-	449,657		2,194,948
Accumulated deficit	(4,177,207)	(2,002,335)	2,002,335		(4,177,207)
Total iQSTEL Inc. Stockholder’s Deficit	(2,416,440)	(1,899,935)	2,349,935		(1,966,440)
Non-controlling interest	-	-	(930,968)	4(a)	(930,968)
Total Stockholders’ Deficit	(2,416,440)	(1,899,935)	1,418,967		(2,897,408)

Total Liabilities and Stockholders' Deficit	$2,324,437	$2,025,902	$1,418,967		$5,769,306

See accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Statements.

IQSTEL INC.

Unaudited Pro Forma Condensed Combined Statement of Operations

Six Months Ended June 30, 2019

	iQSTEL Inc	SwissLink Carrier AG	Proforma Adjustments		Proforma As Adjusted
				Notes

Revenue	$8,416,562	$3,016,716	$-		$11,433,278
Cost of Goods Sold	8,072,713	2,589,561	-		10,662,274
Gross Profit	343,849	427,155	-		771,004
Operating Expenses
General and Administrative Expenses	532,060	360,955	-		893,015
Total Operating Expenses	532,060	360,955	-		893,015
Operating Loss	(188,211)	66,200	-		(122,011)
Other Income (Expense)
Other income	2,600	-	-		2,600
Interest expense	(776,162)	(2,488)	-		(778,650)
Other expenses	(375)	(1,124)	-		(1,499)
Change in fair value of derivative liabilities	(547,671)	-	-		(547,671)
Total other expense	(1,321,608)	(3,612)	-		(1,325,220)
Net income (loss) before provision for income taxes	(1,509,819)	62,588	-		(1,447,231)
Income taxes	-	-	-		-
Net Income (Loss)	(1,509,819)	62,588	-		(1,447,231)
Less: Net income attributable to noncontrolling interest	-	-	30,668	4(c)	30,668
Net loss attributable to shareholders of iQSTEL Inc.	$(1,509,819)	$62,588	$30,668		$(1,477,899)

Basic and dilutive loss per common share	$(0.10)				$(0.09)
Weighted average number of common shares outstanding	15,199,517		343,512	4(a)(d)	15,620,236

See accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Statements.

IQSTEL INC.

Unaudited Pro Forma Condensed Combined Statement of Operations

Year Ended December 31, 2018

	iQSTEL Inc.	SwissLink Carrier AG	Proforma Adjustments		Proforma As Adjusted
				Notes

Revenue	$13,775,361	$8,065,493	$-		$21,840,854
Cost of Goods Sold	12,582,955	7,347,995	-		19,930,950
Gross Profit	1,192,406	717,498	-		1,909,904
Operating Expenses
General and Administrative Expenses	1,220,301	1,117,785	-		2,338,086
Total Operating Expenses	1,220,301	1,117,785	-		2,338,086
Operating Loss	(27,895)	(400,287)	-		(428,182)
Other Income (Expense)
Other income	11,642	-	-		11,642
Interest expense	(460,185)	(17,865)	-		(478,050)
Other expenses	(41,498)	-	-		(41,498)
Change in fair value of derivative liabilities	(1,588,567)	-	-		(1,588,567)
Gain on settlement of debt	2,342	-	-		2,342
Total other expense	(2,076,266)	(17,865)	-		(2,094,131)
Net loss before provision for income taxes	(2,104,161)	(418,152)	-		(2,522,313)
Income taxes	-	71,085	-		71,085
Net loss	(2,104,161)	(347,067)	-		(2,451,228)
Add: Net loss attributable to noncontrolling interest	-	-	(170,063)	4(c)	(170,063)
Net loss attributable to shareholders of iQSTEL Inc.	$(2,104,161)	$(347,067)	$(170,063)		$(2,281,165)

Basic and dilutive loss per common share	$(0.15)				$(0.17)
Weighted average number of common shares outstanding	13,721,304				13,721,304

See accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Statements.

IQSTEL INC.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements

On April 1, 2019, iQSTEL Inc. (the “Company”) entered into a Company Purchase Agreement (the “Purchase Agreement”) by and between the Company and the Ralf Kohler (the “Seller”), which agreement provides for the purchase of 51% of the equity and certain assets of SwissLink Carrier AG (“SwissLink”) (www.swisslink-carrier.com), a Swiss corporation, by the Company.

On August 7, 2019, having completed all conditions under the Purchase Agreement, the Company closed the transaction with Seller, and paid $50,000 and issued a total of 343,512 shares of common stock at $1.31 per share to the Seller for the 51% equity interest and certain assets in SwissLink, including 51% of the loan in SwissLink.

The consideration for the acquisition consists of $500,000 USD, payable as follows:

•$50,000 USD shall be paid in cash upon execution of the Purchase Agreement; and

•The balance of $450,000 USD shall be paid at Closing in the form of 343,512 shares of common stock in the Company based upon an agreed upon, as adjusted, price of $1.31 per share.

Under the Purchase Agreement, the acquisition includes both the 51% equity interest in SwissLink and what are referred to as Additional Assets, which include telecommunications equipment, telecommunications platform software for international long distance voice exchange (VAMP) designed by SwissLink, intellectual rights of the VAMP, receivables, cash in banks, interconnection and service agreements, company information in file and telecommunication license rights for Switzerland.

NOTE 1. BASIS OF PRO FORMA PRESENTATION

The unaudited pro forma condensed combined financial statements are based on the Company’s and SwissLink’s historical consolidated financial statements as adjusted to give effect to the acquisition of SwissLink and the cash and shares issued as part of the acquisition. The unaudited pro forma combined statements of operations for the six months ended June 30, 2019 and the twelve months ended December 31, 2018 give effect to the SwissLink acquisition as if it had occurred on January 1, 2018. The unaudited proforma combined balance sheet as of June 30, 2019 gives effect to the SwissLink acquisition as if it had occurred on June 30, 2019.

Historical financial information has been adjusted in the pro forma balance sheet to pro forma events that are: (1) directly attributable to the Acquisition; (2) factually supportable; and (3) expected to have a continuing impact on the Company’s results of operations. The pro forma adjustments presented in the pro forma combined balance sheet and statement of operations are described in Note 4— Pro Forma Adjustments.

The unaudited pro forma condensed combined financial information is for illustrative purposes only. These companies may have performed differently had they actually been combined for the periods presented. You should not rely on the pro forma combined financial information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined companies will experience after the acquisition.

The unaudited pro forma condensed combined financial statements are presented in United States Dollars (“USD”). The financial statements of SwissLink have been translated from Swiss Francs (“CHF”) to USD using the closing foreign exchange rate as at June 30, 2019 and December 31, 2018 at a rate of one (1) CHF to USD of $1.024 and $1.017, respectively.

NOTE 2. ACCOUNTING PERIODS PRESENTED

Certain pro forma adjustments were made to conform SwissLink accounting policies to the Company’s accounting policies as noted below.

The unaudited pro forma condensed combined balance sheet as of June 30, 2019 is presented as if the acquisition had occurred on June 30, 2019 and combines the historical balance sheet of the Company at June 30, 2019 and the historical balance sheet of the SwissLink at June 30, 2019.

The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2019 and has been prepared by combining the Company’s historical consolidated statement of operations for the six months ended June 30, 2019, with the historical statement of operations of SwissLink for the six months ended June 30, 2019.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2018 has been prepared by combining the Company’s historical consolidated statement of operations for the year ended December 31, 2018, with the historical statement of operations of SwissLink for the year ended December 31, 2018.

IQSTEL INC.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements

NOTE 3. PRELIMINARY PURCHASE PRICE ALLOCATION

On April 7, 2019, the Company acquired SwissLink for total consideration of approximately $500,000. The unaudited pro forma condensed combined financial statements include various assumptions, including those related to the preliminary purchase price allocation of the assets acquired and liabilities assumed of SwissLink based on management’s best estimates of fair value. The final purchase price allocation may vary based on final appraisals, valuations and analysis of fair value of the acquired assets and assumed liabilities. Accordingly, pro forma adjustments are preliminary and have been made solely for illustrative purposes.

The following table shows the preliminary allocation of the purchase price of SwissLink to the acquired identifiable assets, assumed liabilities and pro forma goodwill:

Total purchase price	$500,000
Cash	224,844
Accounts receivable, net	1,269,500
Other current assets	102,571
Deferred tax assets	416,734
Property and equipment, net	12,253
Total identifiable assets	2,025,902
Accounts payable	(1,249,226)
Other current liabilities	(89,699)
Long term loans	(252,508)
Long term loans – related party	(2,188,367)
Employee benefits	(146,037)
Total liabilities assumed	(3,925,837)
Net assets	(1,899,935)
Non-controlling interest	930,968
Total net assets	(968,967)
Goodwill	$1,468,967

NOTE 4. PRO FORMA ADJUSTMENTS

The pro forma adjustments are based on our preliminary estimates and assumptions that are subject to change. The following adjustments have been reflected in the unaudited pro forma condensed combined financial information:

a)To record 343,512 shares of the Company’s unregistered common stock issued in exchange for 51% of equity of SwissLink and recognize goodwill from this acquisition.

b)To eliminate the equity account of SwissLink incurred before the closing date of Purchase Agreement.

c)To record 49% noncontrolling interest.

d)Proforma as adjusted shares, as of June 30, 2019, are not weighted and are actual shares issued and outstanding.